PROMISSORY NOTE

US$:   Date of Issuance:

FOR VALUE RECEIVED, Discovering Heaven, LLC, a Florida limited liability company (the "Company"), hereby promises to pay to the order of _____ (the "Holder"), the principal sum of US$_____, being the Holder's original investment amount, *plus* a "preferred return" of 20% of the Holder's original investment amount. Interest will not accrue on the principal amount of this Note. This Note will be due and payable by the Company at any time on or before December 31, 2024 (the "Maturity Date") at the Company's election.

1. Payment. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. The Company may prepay the principal amount of this Note in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid.

2. Security. This Note is a general unsecured obligation of the Company.

3. Priority. This Note may be subordinated in right of payment to all future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) to banks, commercial finance lenders or other institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities) (the "Senior Debt"). The Company hereby agrees, and by accepting this Note, the Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "Senior Creditors") to the Company that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "Default Notice"), the Company will not make, and the Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Holder from receiving and retaining any payment hereunder unless and until the Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into Equity Securities.

4. Amendments and Waivers. No term of this Note may be waived, modified, or amended except by an instrument in writing signed by both parties. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

5. Successors and Assigns. This Note applies to, inures to the benefit of, and binds the respective successors and assigns of the parties hereto; *provided, however*, that the Company may not assign its obligations under this Note without the written consent of the Holder. This Note shall inure to the benefit of and be binding upon the parties and their permitted assigns.

6. Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

7. Events of Default. If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this

Note shall accelerate, and all principal shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default":

(a)   the Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b)   the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(c)   an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

8. Choice of Law. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of Florida, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Florida.

[signature page follows]

IN WITNESS WHEREOF, the Company has executed this Note as of the date set forth above.

DISCOVERING HEAVEN, LLC

By: _____

Name:

Title: